WEIL, GOTSHAL & MANGES LLP
                                767 Fifth Avenue
                            New York, New York 10153
                            Telephone: (212) 310-8000
                            Facsimile: (212) 310-8007


                                 April 15, 2005


TRANSMITTED VIA EDGAR:
---------------------
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention:  Steven Jacobs, Branch Chief


               Re:    HomeFed Corporation
                      Form 10-K for the year ended December 31, 2004 File No. 001-10153


Ladies and Gentlemen:

           We are writing on behalf of our client, HomeFed Corporation ("HomeFed"), to respond to the comments of the Staff set forth in the letter dated April 8, 2005 with respect to the above-referenced Form 10-K. For your convenience, the paragraph numbering of the responses below corresponds to the numbering in the comment letter.

Note 1- Summary of Significant Accounting Policies, pages F-8 to F-10
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Provision for Environmental Remediation, page F-9
-------------------------------------------------

           1. In a supplemental response, please tell us whether you tested the value of Otay Ranch for impairment as a result of this environmental liability based on the criteria of paragraph 8 of FAS 144 and the application of your policy discussed in Provision for Losses on Real Estate of this Note 1 to Financial Statements.

           At the time the Company recognized the environmental liability, it also concluded that the affected parcel met the criteria specified in paragraph 8b of FAS 144 requiring it to test the $143,000 book value for recoverability. Based on its evaluation, the Company concluded that it will receive future cash flows from the eventual sale of the property that are well in excess of the book value, and that it is, therefore, not impaired. The Company also believes its application of FAS 144 is consistent with its stated accounting policy for Provision for Losses on Real Estate contained in Note 1 to the Financial Statements.

Note 8- Sales of Real Estate, page F-14
---------------------------------------

           2. In a supplemental response, please tell us how you applied EITF 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree to recognize $12,830,000 of deferred revenue related to your purchase of CDS in October, 2002. Additionally, please tell us how you determined and allocated the FV of real estate from this purchase between raw, in-process and finished land and whether you recognized earnings from the sale of acquired finished land subsequent to the acquisition. Finally, tell us how you account for the difference in bases in recording cost of sales applicable to minority interests and the Company.

           Immediately prior to its purchase by the Company in October 2002, CDS recognized deferred revenue related to its legal obligations to builders and the City of San Marcos, principally to complete construction of common areas related to the San Elijo Hills project, in which CDS has an effective 68% equity interest. The Company evaluated these obligations and concluded they met the criteria specified in paragraph 4 of EITF 01-3 for legal performance obligations, and accordingly recognized a liability at acquisition based on its fair value to the extent of the 68% interest acquired. The fair value was determined based upon the estimated external costs to complete the construction of the common areas.

           At acquisition, the fair values of CDS's individual assets and liabilities exceeded the acquisition cost (a bargain purchase). This excess was allocated to reduce the amounts that otherwise would have been assigned to the acquired non-current assets, principally real estate. As a result, the total amount ultimately allocated to all of CDS's real estate at acquisition was $139,000. This amount was not allocated between raw, in-process and finished land since the Company concluded that any such allocation would not have a material impact. However, by way of further information all of the acquired real estate was either raw land or in-process land. Since no finished land was acquired, the Company did not recognize any earnings on finished land subsequent to acquisition.

           As a result of the application of purchase accounting to the acquired real estate discussed above, the Company maintains two accounting records for its CDS real estate, one for consolidated public reporting purposes, and one for minority interest accounting that is based on the historical pre-acquisition real estate book value. The Company also recorded the historical carrying amount of the minority interest at the date CDS was acquired for purchase accounting purposes. As a result, cost of sales for public reporting purposes is less than cost of sales used to determine the charge for minority interest in the Company's consolidated statement of operations.


Note 13- Other Related Party Transactions, page F-18
----------------------------------------------------

           3. In a supplemental response, please tell us how you applied paragraph 14 of FAS 141 to your redemption of Leucadia's interest in Otay Land Company, LLC. In your response, please quantify the carrying amount of the preferred capital and accrued preferred return at the time of redemption. If purchase accounting is not applicable, please explain and advise as to whether Leucadia's interest was classified as debt and why.

           When Leucadia's preferred capital interest was extinguished in April 2003, the total amount of preferred capital was $10,000,000 (which was the only capital ever contributed by Leucadia), and the accrued preferred return was $2,900,000, resulting in an aggregate carrying


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
           amount of $12,900,000. During the periods that Leucadia's preferred capital interest was outstanding, the accrued preferred return was recognized in the Company's consolidated financial statements by recording minority interest charges in the Company's consolidated statements of operations.

           The Company does not believe that paragraph 14 of FAS 141 applies to preferred capital interests. The Company considered Leucadia's preferred capital interest to be most similar to a non-voting preferred stock of a subsidiary. The preferred capital interest had no fixed redemption date; the operating agreement required that any amounts available for distribution to members first be distributed to Leucadia until such time as Leucadia received a 12% annual return on its capital interest and a return of all its contributed capital. Therefore the Company accounted for Leucadia's investment as a minority interest in a subsidiary's preference shares. Upon redemption, the amount paid to Leucadia to extinguish its preferred capital interest equaled the amount accrued as minority interest.



           If the Staff has any additional questions or comments, kindly contact the undersigned at (212) 310-8528.




                                           Very truly yours,

                                           /s/ Andrea A. Bernstein
cc:   Erin H. Ruhe











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